# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Carisma Therapeutics Inc., CIK 0001485003
CUSIP: 14216R101
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 3675 Market Street, Suite 401, Philadelphia, Pennsylvania (PA), 19104
Date of event which requires filing of this statement: 09/02/2025
Amends the filing with accession number 0001068238-23-000046
Filed by CIK 0001645161
Persons authorized to receive notices and communications: HealthCap VII, L.P., Represented by HealthCap Investments SA, 23 Avenue Villamont, Lausanne, Switzerland (V8), CH-1005, 4121 614 3500; Louis E. Rambo, Proskauer Rose LLP, 1001 Pennsylvania Ave. NW, Suite 600 S, Washington, District Of Columbia (DC), 20004-2533, (202) 416-6800

## Reporting persons
- HealthCap VII, L.P. (CIK 0001645161): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- HealthCap VII GP LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Carisma Therapeutics Inc.
Address of issuer's principal executive offices: 3675 Market Street, Suite 401, Philadelphia, Pennsylvania (PA), 19104
Comment: This Amendment No. 6 to Schedule 13D is being filed to correct the reported number of shares beneficially owned by the Reporting Persons, the number of shares reported to be sold by the Reporting Persons in Item 5(c), and the date the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock, as reported in Amendment No. 5 to this Schedule 13D filed on August 29, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) and 5(e) of the Schedule 13D are hereby amended and supplemented as follows:

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.
Transactions in the class effected during the past sixty days:
The Reporting Persons have effected the following transactions related to the Common Stock since the filing of Amendment No. 4 to the Schedule 13D on August 29, 2025:

Sold 147,884 shares of Common Stock on August 22, 2025 at a price of $0.231 per share; sold 92,900 shares of Common Stock on August 25, 2025 at a price of $0.231 per share; sold 80,201 shares of Common Stock on August 26, 2025 at a price of $0.235 per share; sold 110,214 shares of Common Stock on August 27, 2025 at a price of $0.229 per share; sold 82,194 shares of Common Stock on August 28, 2025 at a price of $0.22765 per share; sold 91,852 shares of Common Stock on August 29, 2025 at a price of $0.22037 per share; and sold 2,116,678 shares of Common Stock on September 2, 2025 at a price of $0.46802 per share.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On September 2, 2025, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

## Signatures
- HealthCap VII, L.P.: /s/ Dag Richter, By: HealthCap VII GP LLC, its general partner; By: HealthCap Investments SA, its investment manager; By: Dag Richter, Director (09/02/2025)
- HealthCap VII, L.P.: /s/ Fabrice Bernhard, By: HealthCap VII GP LLC, its general partner; By: HealthCap Investments SA, its investment manager; By: Fabrice Bernhard, General Manager (09/02/2025)
- HealthCap VII GP LLC: /s/ Dag Richter, By: HealthCap Investments SA, its investment manager; By: Dag Richter, Director (09/02/2025)
- HealthCap VII GP LLC: /s/ Fabrice Bernhard, By: HealthCap Investments SA, its investment manager; By: Fabrice Bernhard, General Manager (09/02/2025)